Exhibit 99.2

Management’s discussion and analysis of the financial condition and results of operations of UTime Ltd (the “Company,” “we,” “our,” or “us”) for the six months ended September 30, 2025 is set forth below:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with our unaudited consolidated financial statements, the notes to those financial statements and other financial data that appear elsewhere in this filing. In addition to historical information, the following discussion contains forward-looking statements based on current expectations that involve risks and uncertainties. Actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This discussion contains forward-looking statements. All statements contained in this discussion other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs. These forward-looking statements are subject to a number of risks, uncertainties, and assumptions. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

Overview

We design, manufacture, and distribute mobile phones and other consumer electronics through our operation plants in China. Our products are categorized into the following major categories: feature phone, smartphone, notebook computer and mobile phone accessories. Most of our products are produced to fulfill OEM/ODM orders received from our long-term clients and sold globally, including India, Brazil, the United States, and other emerging markets in South Asia and Africa as well as Europe. The following charts display our products contribution for the six months ended September 30, 2024 and 2025.

We derive our revenues mainly from feature phones, smart phones and notebook computers. The following table sets forth our revenues by segment and as a percentage of total revenues for the periods indicated:

	Six months ended September 30,
	2024		2025
Category	Amount	%	Amount		%
	RMB		RMB	US$
	(in thousands, except for percentages)
Feature phone	39,997	28.9	29,843	4,192	30.0
Smart phone	14,764	10.7	7,594	1,067	7.6
Pad/Laptop	40,550	29.3	57,471	8,073	57.7
Others	43,094	31.1	4,623	649	4.7
Total	138,405	100	99,531	13,981	100

The table below sets forth certain line items from our unaudited consolidated statement of comprehensive loss for the six months ended September 30, 2024 and 2025:

	Six months ended September 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Revenues	138,405	99,531	13,981
Costs of sales	132,417	93,998	13,204
Gross profit	5,988	5,533	777
Operating expenses	128,605	7,338	1,031
Other income, net	(2,295)	(12,835)	(1,802)
Interest expenses	1,809	1,676	236
(Loss)/income before income taxes	(127,376)	9,354	1,312
Income tax benefits	(59)	-	-
Net (loss)/profit	(127,317)	9,354	1,312

●	Revenue decreased 28.1% from RMB 138.41 million for the six months ended September 30, 2024 to RMB 99.53 million (US$13.98 million) for the six months ended September 30, 2025. The period-on-period decrease was RMB38.87 million mainly due to reduced orders from overseas clients with the rising chip and memory prices for the period.

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●	Gross profit margin increased from 4.3% for six months ended September 30, 2024 to 5.6% for the six months ended September 30, 2025 mainly attributable to the high gross margin for the new product - AI Server.

●	Net income was RMB 9.35 million (US$1.31 million), compared to net loss of RMB 127.32 million during the same period of last year. This was mainly caused by the share-based compensation expenses in RMB 110.82 million incurred in same period of last year.

Comparison of the six months ended September 30, 2024 and 2025

Revenue

Revenue for the six months ended September 30, 2025 was RMB 99.53 million (US$13.98 million), representing a decrease of RMB38.88 million, or 28.1%, from RMB138.41 million for the same period of 2024 mainly due to reduced orders from overseas clients with the rising chip and memory prices for the period.

Cost of sales

Cost of sales for the six months ended September 30, 2025 was RMB94.00 million (US$13.20 million), representing an decrease of RMB38.42 million, or 29.0%, from RMB 132.42 million for the same period of last year. The decrease was in line with the decrease in sales volume.

Our cost of sales mainly consists of cost of raw materials, third party processing fees and rental of building and machinery.

We import screens and mother boards from overseas and purchase camera, battery and electronic components from domestic markets for mobile phone processing and assembling.

Gross profit

Gross profit for the six months ended September 30, 2025 was RMB5.53 million (US$0.78 million), representing a decrease of RMB 0.5 million, or 7.6%, from the gross profit of RMB5.99 million for the same period of 2024 as forementioned.

Overall gross profit margin for the six months ended September 30, 2025 was 5.6%, or 1.3 percentage points higher, as compared to gross profit margin of 4.3% for the same period of 2024.

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Operating expenses

	Six months ended September 30,
	2024	2025
	RMB	RMB	US$
	(in thousands)
Selling expenses	5,245	1,132	159
General and administrative expenses(1)	122,711	3,732	524
R&D related expenses(1)	5,894	2,474	348
Other income, net	(2,295)	(12,835)	(1,802)
Total	131,555	(5,497)	(771)

(1)	These expenses are combined as general and administrative expenses in consolidated statements of comprehensive income (loss).

Our operating expenses consist of selling expenses, general and administrative expenses, R&D expenses and other expenses, net. Operating expenses decreased by RMB137.05 million, or 104.18%, from RMB131.56 million for the six months ended September 30, 2024 to the income of RMB 5.50 million (US$0.77 million) for the six months ended September 30, 2025.

Selling expenses consist of salary and benefits, business travel, shipping expenses, entertainment, market promotion and other expenses relating to our sales and marketing activities. The decrease in selling expense was mainly due to the decrease on salary expense for the six month ended September 30, 2025.

General and administrative expenses primarily include salary and benefits to our accounting, human resources, design and executive office expenses, rental expenses, property management and utilities, office supplies. It decreased by RMB118.98 million, or 97.0%, from RMB122.71 million for the six months ended September 30, 2024 to RMB3.73 million (US$0.52 million) for the six months ended September 30, 2025, mainly attributable to the share-based compensation expenses in RMB110.82 million incurred in same period of last year combined the decrease of salary expense due to the drop of headcount.

R&D related expenses mainly consist of salary and benefits, material and consumables and other expenses to carry out R&D activities. It decreased by RMB3.42 million, or 58.0%, from RMB5.89 million for the six months ended September 30, 2024 to RMB2.47 million (US$0.35 million) for the six months ended September 30, 2025, mainly attributable to the combined effect of the drop of headcount of high paid employees.

Other income, net for the six months ended September 30, 2025 was net income of RMB12.84 million (US$1.80 million), as compared to net income of RMB2.30 million for the same period of 2024. The increase in net income was mainly attributed to change in exchange rate of U.S. Dollar against RMB and the reversed allowance of credit losses of RMB 9.13 million.

Income tax benefits

Income tax benefit is RMB0.06 million and nil for the six months ended September 30, 2024 and 2025.

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Net income

Net income was RMB9.35 million (US$1.31 million) for the six months ended September 30, 2025 compared to net loss of RMB127.32 million for the six months ended September 30, 2024.

Liquidity and Capital Resources

As of September 30, 2025, the Company had current assets of RMB 399 million (US$56 million) and current liabilities of RMB392 million (US$55 million), resulting in a working capital surplus of approximately RMB7 million (US$1 million). As of March 31, 2025, the Company had current assets of RMB162 million and current liabilities of RMB 334 million, resulting in a working capital deficit of approximately RMB172 million.

The Company had accumulated deficit of RMB879 million and RMB870 million (US$122 million) as of March 31, 2025 and September 30, 2025, respectively. For the six months ended September 30, 2025, the Company incurred a net income of RMB9.3 million (US$1.3 million).

We continue to focus on improving operational efficiency and cost reductions, developing core cash-generating business and enhancing efficiency. We expect that the existing and future cash generated from operations will be sufficient to fund the future operating expenses and capital expenditure requirements. In addition, we are also working on raising additional funding to finance the operations as well as business expansion.

Cash and Cash Equivalents and Restricted Cash

The following table sets forth certain historical information with respect to our statements of cash flows:

	Six months ended September 30,
	2024	2025
	RMB	RMB	USD
	(in thousands)
Net Cash (Used in)/Provided by Operating Activities	(8,348)	10,306	1,447
Net Cash Used in Investing Activities	-	(44)	(6)
Net Cash Provided by Financing Activities	37,142	183,410	25,763
Effect of exchange rate changes on cash and cash equivalents	(128)	(9,595)	(1,056)
Net Increase in Cash and Cash Equivalents	28,666	184,077	26,148

We had cash, cash equivalent and restricted cash of approximate RMB109 million and RMB293 million (US$41 million) as of March 31, 2025 and September 30, 2025, respectively.

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Net cash provided by operating activities was RMB 10.3 million (US$1.4 million) for the six months ended September 30, 2025 as compared with net cash used in operating activities of RMB 8.3 million for the same period of 2024.

Net cash used in investing activities was RMB 0.04 million (US$0.06 million) for the six months ended September 30, 2025 as compared with nil for the same period of 2024.

Net cash provided by financing activities for the six months ended September 30, 2025 was RMB183.4 million (US$ 25.8 million) as compared to net cash provided by financing activities of RMB37.1 million for the same period of 2024.

The net cash inflow was mainly attributed to the issuance of Class A ordinary shares.

Contractual Obligations

In July 2024, UTime Guangxi entered into a Factory Lease Agreement to lease factory for production from Nanning Industrial Investment Group Cp., Ltd, for a term of up to three years, with a monthly rental payment of RMB 93,392 (including three months rent-free period).

In June 2024, UTime Guangxi entered into a Lease Agreement to lease dormitory for staff from Nanning Industrial Investment Group Cp., Ltd, for a term from June 24, 2024 to June 23, 2026, with a monthly rental payment of RMB 9,083.

The following table sets forth our contractual obligations as of September 30, 2025, which included the lease and loan arrangement described above:

Payments due by period (in thousands)
Contractual obligations	Total	Less than 1 year	1-2 years	2-3 years	More than 3 years
Short term borrowings	62,367	62,367	-	-	-
Operating lease payments	3,568	2,554	1,014	-	-
Total	65,935	64,921	1,014	-	-

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